UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tarena International, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105
(CUSIP Number)

Ying Sun c/o Suite 10017, Building E, Zhongkun Plaza A18 Bei San Huan West Road Haidian District, Beijing 100098 People’s Republic of China +86 (10) 6213-5687

With copies to:

Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 30, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 and the final amendment to the initial Schedule 13D (the “Original Filing”) filed on July 24, 2015 on behalf of Ms. Ying Sun (“Ms. Sun” or the “Reporting Person”), with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing. The Ordinary Shares beneficially owned by the Reporting Person were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS Ying Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 397,545(1) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 397,545(1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,545(1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
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PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8% of the Class A Ordinary Shares(2) (or 0.7% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares), representing 0.3% of the total outstanding voting power.

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 380,565 Class A ordinary shares held by Ms. Sun, and (ii) 16,980 Class A Ordinary Shares that Ms. Sun may purchase upon exercise of options within 60 days of August 30, 2017. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Based on 50,281,932 Class A Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 23, 2017 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(3)	Based on 57,487,991 outstanding Ordinary Shares as a single class, being the sum of 50,281,932 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the SEC on August 23, 2017, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

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Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as the follows:

(a)–(c), (f) Ms. Sun is a vice president of the Company. The business address of Ms. Sun is Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, PRC.

(d) – (e) During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as the follows:

All of the shares held by Ms. Sun were acquired through exercise of her options granted under share incentive plans of the Company.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 1 is being filed to report that, as of the date hereof, the Reporting Person has ceased to beneficially own 5% or more of the total outstanding Ordinary Shares of the Issuer. This Amendment No. 1 constitutes an exit filing for the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The Reporting Person currently beneficially owns 397,545 Class A Ordinary shares of the Issuer’s Common Stock, which represents less than 5% of the total outstanding Ordinary Shares of the Issuer based on 57,487,991 outstanding Ordinary Shares as a single class, being the sum of 50,281,932 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of June 30, 2017, as reported on the Issuer’s Form 6-K furnished to the SEC on August 23, 2017, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Except as disclosed in this Schedule 13D, the Reporting Person does not beneficially own any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, the Reporting Person presently does not have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

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(c)        Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth under Items 3, 4 and 5 is hereby incorporated by reference into this Item 6 in its entirety.

To the best knowledge of the Reporting Person, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

No material is being filed as exhibit to the Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2017

Ying Sun	/s/ Ying Sun
Ying Sun

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